UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 8 June 2017

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

483 M

Board of Directors

Mr Iain Ross

Chairman

Non-Executive Director

Mr Bryce Carmine

Deputy Chairman

Non-Executive Director

Mr Steven Coffey

Non-Executive Director

Dr James Garner

Chief Executive Officer

Managing Director

ASX RELEASE

08 June 2017

NOVOGEN STREAMLINES BOARD AND COSTS

•    Chairman, John O’Connor and Non-Executive Director, Ian Phillips step down from the Novogen Board

•    Iain Ross appointed Chairman. Bryce Carmine and Steven Coffey continue as Non-Executive Directors, and Dr James Garner continues as CEO and Executive Director

Sydney, 07 June 2017 – Australian oncology-focused biotechnology company Novogen Limited (ASX: NRT; NASDAQ: NVGN) announced today a transformation of the Board of Directors and a cost reduction program.

Novogen’s current Chairman, John O’Connor, and Non-Executive Director Ian Phillips have stepped down, and the Board will now comprise four members: Iain Ross, who has been appointed Chairman with immediate effect, Dr James Garner (CEO and Executive Director), Bryce Carmine and Steven Coffey, who will both continue as Non-Executive Directors.

Today’s announcement reflects ongoing efforts to accomplish Board refreshment and the determination that a four-person board is more optimal for Novogen’s current phase of life. It follows several prior transformative steps taken during recent months to transition Novogen to a clinical-stage drug development organisation. John O’Connor and Ian Phillips have been centrally involved in guiding the company through these transitional steps. As the Company moves from a planning phase into executing on its clinical programs, it is believed that the skillset of the reduced board will provide appropriate guidance to steer Novogen through its next phase.

Chairman Iain Ross commented, “Under the leadership of our CEO, Dr James Garner, we have transformed Novogen over the last 18 months and now have a clear focus and direction. In coming months, we expect to progress the development of our assets. We have two unique oncology programs in clinical development and we will focus the majority of our resources accordingly to ensure we create sustainable long-term shareholder value.

Both Ian Phillips and John O’Connor have been instrumental in guiding the Novogen Board and Management over the last two years and we are grateful to them for their outstanding contribution and wish them well in their new endeavours.”

In addition to the change in board structure, following a review of Novogen’s fixed cost base, further savings have been identified in the General and Administrative expense budgets. It is expected that these funds will be re-directed to support the development of Novogen’s clinical assets.

Dr James Garner added, “I am grateful to John and Ian for their support and wise counsel over the past eighteen months, and for their extensive service to Novogen before that. As we move into the next chapter of our development, an evolution of the Board allows us to be lean and efficient for the tasks at hand, while also retaining access to the right mix of skills and experience. I look forward to working with Iain, Bryce, and Steve.”

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an emerging oncology-focused biotechnology company, based in Sydney, Australia. Novogen has a portfolio of development candidates, diversified across several distinct technologies, with the potential to yield first-in-class and best-in-class agents in a range of oncology indications.

The lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme. Licensed from Genentech in late 2016, GDC-0084 is anticipated to enter phase II clinical trials in 2017. A second clinical program, TRXE-002-01 (Cantrixil) commenced a phase I clinical trial in ovarian cancer in December 2016. In addition, the company has several preclinical programs in active development, the largest of which is substantially funded by a CRC-P grant from the Australian Federal Government.

For more information, please visit: www.novogen.com